

May 11, 2011

<u>Via Facsimile</u>
Mr. Michael C. Crews
Executive Vice President
Peabody Energy Corporation
701 Market Street
St. Louis, Missouri 63101

      Re: Peabody Energy Corporation
              Form 10-K for Fiscal Year Ended December 31, 2010
              Filed February 28, 2011
              File No. 1-16463

Dear Mr. Crews:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ W. Bradshaw Skinner

W. Bradshaw Skinner
Senior Assistant Chief Accountant